Exhibit 99.1

Compton provides update on status of Corporation

CALGARY, Dec. 5, 2011 /CNW/ - Compton Petroleum Corporation (TSX - CMT) ("Compton") is pleased to provide an update regarding the recent management changes and its ongoing operations. The Board of Directors ("the Board") has retained a search firm and begun the process of identifying candidates to fill the executive positions, with priority on retaining a new Chief Executive Officer as quickly as possible. To help facilitate the transition, Shannon Ouellette, Chief Operating Officer, and David Horn, Vice President, Business Development and Land, have agreed to remain at Compton through the first quarter of 2012.

"We are focused on quickly building a new executive team, and retaining quality professionals for the executive and Board roles," said Dr. Edward Bogle, interim Chief Executive Officer. "In the interim, activities are continuing as normal and we look forward to a successful winter drilling season."

The Board is meeting on Thursday, December 8, 2011 to finalize the 2012 capital program and the short-term strategy until a new Chief Executive Officer is appointed. The Board will look closely at discretionary spending until a new management team is in place and the go-forward strategy is developed with that team, Compton will provide an update on plans following the Board meeting.

"The entire Board is committed to taking prudent steps to protect and increase Compton's value for the benefit of all shareholders," said Adrian Loader, the Chairman of the Board of Directors.  "Despite some near term challenges, we very much believe in the strength and potential of the asset base.  Compton's future potential is strong."

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) the key dates in relation to the Recapitalization; (ii) the completion of the Recapitalization and its impact on the Corporation, (iii) cash flow and capital and operating expenditures, (iv) exploration, drilling, completion, and production matters, (v) results of operations, (vi) financial position, and (vii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing the status of the Corporation.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada.  The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin.  Compton's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

%CIK: 0001043572

For further information:

Susan J. Soprovich
Director, Investor Relations
Ph:         (403) 668-6732
Fax:        (403) 237-9410
Email:      investorinfo@comptonpetroleum.com
Website:  www.comptonpetroleum.com

CO: Compton Petroleum Corporation

CNW 09:00e 05-DEC-11